McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, New Jersey 07102-4056

August 20, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE - Mail Stop 7010
Washington, D.C. 20549-7010
Attn:	Mr. Karl Hiller, Branch Chief
Ms. Joanna Lam, Staff Accountant

RE:	NTR Acquisition Co.
Form 10-K for the Year Ended December 31, 2007
File No. 001-33279

Dear Sir and Madam:

On behalf of NTR Acquisition Co. (the “Company”), we are electronically transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2007 (the “Form 10-K”) and filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2008 together with this letter, which responds to the Staff’s comment to the Form 10-K set forth in a letter from Karl Hiller, dated July 21, 2008.  We are authorized by the Company to provide the response contained in this letter on behalf of the Company.  We have recited the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 74

1.           We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.  In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at: http://www.sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 -A Guide for Small Business” brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

In addition, please consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform or complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02 which you can find at: http://www.sec.gov/divisions/corpfin/guidance/reps-kinterp.htm.

Response:  We note the Staff’s comment and in response we advise the Staff that, although not disclosed under Item 9A(T) of Form 10-K as appropriate, management of NTR did, in fact, perform an evaluation and assessment of its internal control over financial reporting and formed a conclusion concerning such internal control as of December 31, 2007.  Amendment No. 1, filed contemporaneously herewith includes the requisite disclosures concerning management’s evaluation, assessment and conclusions with regard to its internal control over financial reporting under Item 9A(T).  In addition, the disclosure regarding the evaluation of disclosure controls and procedures previously contained on page 74 of the Form 10-K has been relocated so that it is contained under Item 9A(T) as well, as required by the Item.

In connection with this response, we further provide concurrently herewith the Company’s acknowledgement letter relating to the Staff’s comments and the Company’s responsibility for the filing.

We trust that the foregoing and the revisions to the Form 10-K contained in Amendment No. 1 adequately address the Staff’s concerns.  In the event that the Staff has additional concerns or comments, please do not hesitate to contact the undersigned at 973-639-2011 or Mr. William Hantke at 203-546-3437 with any questions regarding the Company’s response or Amendment No. 1.

Most respectfully,

/s/ Michele F. Vaillant

Michele F. Vaillant

cc:	Mr. William E. Hantke, Principal Financial Officer
Mr. Stephen Dabney, KPMG, LLP
Mr. Joseph Equale, CPA, Equale & Cirone, LLP

NTR Acquisition Co.
100 Mill Plain Road, Suite 320
Danbury, CT  06811

August 20, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE - Mail Stop 7010
Washington, D.C. 20549-7010
Attn:	Mr. Karl Hiller, Branch Chief
Ms. Joanna Lam, Staff Accountant

Re:	NTR Acquisition Co.
Form 10-K for the Year Ended December 31, 2007
File No. 001-33279

Dear Sir and Madam:

Pursuant to the letter from the Staff of the Securities and Exchange Commission, dated July 21, 2008, NTR Acquisition Co. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2007 and any amendments thereto (the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand and acknowledge that that the Division of Enforcement has access to all information which we have provided to the Staff of the Division of Corporation Finance in its review of our Filing or in response to SEC comments on our Filing.

Most respectfully,
NTR Acquisition Co.

By: /s/ William E. Hantke
William E. Hantke
Principal Financial Officer